Stratton & Ivy, Inc. (the "Company") a Delaware Corporation

Financial Statements

As of inception – December 31, 2025

Stratton Ivy, Inc.

Balance Sheet

As of December 31, 2025

Assets	Amount
Cash and Cash Equivalents	500
Total Assets	500
Liabilities	Amount
Total Liabilities	0
Shareholders' Equity	Amount
Founder Capital Contribution	500
Retained Earnings	0
Total Shareholders' Equity	500
Total Liabilities and Equity	500

Stratton & Ivy, Inc.
Income Statement

Stratton Ivy, Inc.		
Income Statement		
For the Period October 21, 2025 through December 31, 2025		
Revenue	Amount	
Total Revenue	0	
Expenses	Amount	
Startup / Organizational Expense	500	
Total Expenses	500	
Net Loss	-500	


Stratton & Ivy, Inc.
Statement of Cash Flows


Stratton Ivy, Inc.		
Statement of Cash Flows		
For the Period October 21, 2025 through December 31, 2025		
Operating Activities	Amount	
Net Loss	-500	
Net Cash Used in Operating Activities	-500	
Financing Activities	Amount	
Founder Capital Contribution	500	
Net Cash Provided by Financing Activities	500	
Net Change in Cash	0	
Ending Cash Balance	500	


Unaudited


Stratton & Ivy, Inc.
Statement of Changes in Equity

Stratton Ivy, Inc.			
Statement of Changes in Equity			
For the Period October 21, 2025 through December 31, 2025			
Description	Amount		
Beginning Equity	0		
Founder Capital Contribution	500		
Net Loss for Period	-500		
Ending Equity	0		

Stratton & Ivy, Inc.
Notes to the Financial Statements
As of inception – December 31, 2025
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1. ORGANIZATION AND PURPOSE

Stratton & Ivy, Inc. (the "Company") is a corporation organized on October 21, 2025 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.